

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 4, 2006

Mr. Ricardo Ramos
Chief Financial Officer
Chemical and Mining Company of Chile Inc.
El Trovador 4285, Piso 6
Santiago, Chile

> **Re: Chemical and Mining Company of Chile Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 30, 2006**
> **File No. 001-12250**

Dear Mr. Ramos:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

<u>Controls and Procedures, page 91</u>

1.   Please revise the third paragraph of your disclosure to state whether there was any change in your internal control over financial reporting that occurred during the period covered by your annual report, instead of subsequent to such period, that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, to comply with the guidance in Item 15(d) of Form 20-F.

<u>Principal Accountant Fees and Services, page 92</u>

2.   Please describe the nature of the services comprising the fees included in the "Other Fees" category, which totaled $106.7 thousand for fiscal year 2005 as required by Item 16C(d) of Form 20-F.

<u>Financial Statements</u>

<u>Consolidated Statements of Cash Flows, page F-5</u>

3.   Please detail for us the nature of items included in the operating activities line items "Other credits to income not representing cash flows" and "Other charges to income not representing cash flows."

<u>Note 2 – Summary of Significant Accounting Policies, page F-13</u>

<u>o) Mining development cost, page F-13</u>

4.   Please expand your disclosure to discuss the point at which you begin capitalizing and amortizing mining costs and the method you use to amortize such costs. Under U.S. GAAP, before mining costs are considered development related and capitalizable, you must establish proven and probable reserves as defined in Industry Guide 7. Capitalized mining costs are ordinarily amortized using the unit of production method using proven and probable reserves.

        Include a reconciling item between Chilean and U.S. GAAP to the extent you capitalize your mining costs prior to establishment of proven and probable reserves, utilize other than the unit of production amortization method, and/or utilize other than proven and probable reserves in your amortization method application.

<u>Engineering Comments</u>

Property, Plant and Equipment, page 33

Reserves, page 38

5.   We note your reserve estimates for your Caliche and Atacama Salar Brines mines. Please tell us in detail how you estimate your reserves for these two types of mineral deposits, and provide the detailed reserve estimates and supporting materials for one mine from your caliche deposits group and one mine from your brine mines as examples. In addition, provide justification for the basis you use to distinguish between proven and probable reserves for these two categories of mines.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filing;

·   staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief